SCHEDULE 14A
(Rule 14a-101)
Amendment No. 1
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

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NATIONAL CITY CORPORATION
(Name of Registrant as specified in its Charter)

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National City
Corporation

March 13, 2003

Dear Stockholder:

You are invited to attend the Annual Meeting of Stockholders of National City Corporation ("National City"), which will be held at National City's offices, 1900 East Ninth Street, Cleveland, Ohio 44114, on Tuesday, April 29, 2003, commencing at 10:00 a.m., Eastern Daylight Time.

The primary business of the meeting will be to consider and vote upon the election of directors for the coming year, the ratification of the Audit Committee's selection of Ernst & Young LLP as independent auditor for 2003, and the transaction of such other business as may properly come before the meeting.

The formal Notice of Annual Meeting and Proxy Statement containing further information pertinent to the business of the meeting are set forth on the following pages. Our Annual Report, including consolidated financial statements, for the year 2002 was delivered to you previously.

Your vote is important no matter how many shares you own, and we hope you will be able to attend the meeting in person. In any event, whether or not you plan to attend the Annual Meeting, you may submit your proxy by using the Internet, using the telephone or by signing and dating the enclosed proxy card and returning it in the accompanying envelope. If you wish to communicate directly with National City, the mailing address of National City's executive offices is: National City Corporation, 1900 East Ninth Street, Cleveland, Ohio 44114.

Sincerely,

David A Daberko

DAVID A. DABERKO
Chairman and Chief Executive Officer

1



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Stockholders of
NATIONAL CITY CORPORATION

The Annual Meeting of Stockholders of National City Corporation (''National City'') will be held at National City's offices, 1900 East Ninth Street, Cleveland, Ohio 44114 on Tuesday, April 29, 2003, at 10:00 a.m., Eastern Daylight Time, for the purpose of considering and voting upon the following matters:

1. The election of directors;

2. The ratification of the Audit Committee's selection of Ernst & Young LLP as independent auditor for 2003; and

3. The transaction of such other business as may properly come before the meeting.

Stockholders of record at the close of business on March 7, 2003, are entitled to receive notice of and to vote at the meeting. A list of the stockholders will be available at the meeting and for the 10 days preceding the meeting at National City's offices, 1900 East Ninth Street, Cleveland, Ohio 44114.

All stockholders who are entitled to vote, even if you are planning to attend the Annual Meeting, are requested to submit your proxy by using the Internet, the telephone or by executing the enclosed proxy card and returning it in the enclosed postage-paid envelope. You may revoke your proxy at any time before it is voted. If you attend the meeting and vote in person, your vote will supersede any proxy you may have previously authorized. If you wish to communicate directly with National City, the mailing address of National City's executive offices is: National City Corporation, 1900 East Ninth Street, Cleveland, Ohio 44114.

Please vote your shares through any of the above-mentioned methods.

By Order of the Board of Directors

DAVID L. ZOELLER
Secretary

March 13, 2003

PROXY STATEMENT

March 13, 2003
Solicitation and Revocability of Proxies

This Proxy Statement is furnished in connection with the solicitation by the board of directors of National City Corporation ("National City") of the accompanying proxy to be used at the Annual Meeting of Stockholders of National City and any adjournment thereof and is being sent on approximately the date of this Proxy Statement to each of the holders of National City Common Stock, par value $4.00 per share ("National City Common"). The Annual Meeting will be held on Tuesday, April 29, 2003, at National City's offices, 1900 East Ninth Street, Cleveland, Ohio 44114, commencing at 10:00 a.m. Eastern Daylight Time for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. Shares represented by properly presented proxies, if such proxies are received in time and not revoked, will be voted at such meeting in accordance with their specifications or, if no specifications are made, will be voted in favor of the election of directors and in favor of the ratification of the Audit Committee's selection of Ernst & Young LLP as independent auditor for 2003. Any proxy may be revoked by the person giving it before it is exercised by use of the Internet by 11:59 p.m. April 28, 2003, Eastern Daylight Time, the telephone by 11:59 p.m. April 28, 2003, Eastern Daylight Time, by National City's receipt prior to the Annual Meeting of a later-dated proxy, by receipt by the Secretary of National City prior to the Annual Meeting of a written revocation, or by such person appearing at the meeting and electing to vote in person.

Information as to Voting Securities

The board of directors of National City has fixed the close of business on March 7, 2003 as the record date for determination of stockholders entitled to receive notice of and to vote at the Annual Meeting. Holders of National City Common on the record date are the only stockholders entitled to vote at the Annual Meeting. On the record date, there were 611,551,385 shares of National City Common outstanding. Each share of National City Common is entitled to one vote on any matter to be voted on at the Annual Meeting.

Corporate Governance

The Sarbanes-Oxley Act of 2002 was enacted on July 30, 2002. The statute addresses, among other issues, corporate governance, auditing and accounting, executive compensation and enhanced and timely disclosure of corporate information. On June 6, 2002, The New York Stock Exchange proposed corporate governance rules that were submitted to the Securities and Exchange Commission for review and approval. These proposed rules specifically address director independence and corporate accountability. The proposed changes will allow stockholders to more easily and efficiently monitor the performance of companies and directors.

At its meeting on October 28, 2002, the board of directors of National City approved a series of actions to strengthen and improve its already strong corporate governance practices. Following is a summary of the many changes National City has adopted to comply with Sarbanes-Oxley and the proposed New York Stock Exchange rules and to enhance stockholder confidence in National City. More information on National City corporate governance is available on the National City website at: www.NationalCity.com.

Corporate Governance Guidelines

The Corporate Governance Guidelines cover, among other issues, executive sessions of the board of directors, director qualifications, director responsibility, director independence, continuing education for members of the board of directors and internal performance evaluations.

Executive sessions of the board of directors (without participation of any officer, including the Chairman and Chief Executive Officer) are to be held at least twice a year. The Chairman of the Nominating and Board of Directors Governance Committee presides at the executive sessions of the board of directors.

The board of directors of National City has determined that 13 of the 15 current directors are "independent" as defined by National City's Corporate Governance Guidelines and the proposed New York Stock Exchange corporate governance rules. The board of directors has also determined that 13 of the 15 nominees for election to the board of directors of National City are independent under these guidelines.

All members of the Audit and Nominating and Board of Directors Governance Committees are independent under these guidelines.

Code of Ethics

The Code of Ethics governs the actions and working relationships of National City employees, officers and directors. The Code of Ethics addresses conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of corporate assets, compliance with laws, rules and regulations, and encourages the reporting of any illegal or unethical behavior.

National City requires its employees, officers and directors to talk to supervisors, managers or other appropriate personnel to report and discuss any known or suspected criminal activity involving National City or its employees. National City has established a Compliance Hotline which allows employees, officers and directors to anonymously report any known or suspected violation of laws, rules, regulations or the Code of Ethics.

Code of Ethics for Senior Financial Officers

The Code of Ethics for Senior Financial Officers addresses some of the same issues as does the Code of Ethics such as the importance of honesty, integrity, and confidentiality, but sets higher standards of accountability for senior financial officers of National City. Senior financial officers of National City are expected to adhere to both the National City Corporation Code of Ethics and the Code of Ethics for Senior Financial Officers.

New Charters for the Audit Committee, Nominating and Board of Directors Governance Committee and the Compensation and Organization Committee

National City's board of directors adopted new charters for the Compensation and Organization and the Nominating and Board of Directors Governance Committees and a revised charter for the Audit Committee, set forth as Exhibit A to this Proxy Statement. These charters address issues such as independence of the committee members, committee organization and member qualifications, and committee powers, duties and responsibilities.

The Revised Audit Committee Charter also provides additional information on the selection, independence, authority and function of the independent auditor and the authority and function of the general auditor.

Board of Directors and Its Committees

The board of directors of National City has responsibility for establishing broad corporate policies and overall performance of National City. However, it is not involved in the day-to-day operating details of National City's business. Members of the board are kept informed of National City's business through various documents and reports provided by the chairman of the board and other officers of National City and by participating in board and board committee meetings. Each director has access to all books, records and reports of National City, and members of management are available at all times to answer any director's questions.

During 2002, the board of directors of National City held five meetings. Average attendance by directors at those meetings was 96% and, except for Mr. Gorman, all directors attended 75% or more of the meetings of the board and the board committees they were scheduled to attend. Except for Mr. Weiss, all of the persons nominated and elected as directors of National City at National City's 2002 Annual Meeting of Stockholders attended that Annual Meeting.

The board of directors of National City has established several permanent committees comprising directors who are appointed to those committees annually. The principal committees are the Audit Committee, the Compensation and Organization Committee, the Executive Committee, the Investment Committee, the Nominating and Board of Directors Governance Committee and the Public Policy Committee. Each of these committees is described in the following pages. The members of each committee are identified in the following pages and in the biographical material of the nominees for election of directors.

The Audit Committee. Information regarding the functions performed by the Audit Committee and its membership are set forth in the "Report of the Audit Committee" and the "Audit Committee Charter" included in this Proxy Statement as Exhibit A. The Audit Committee is required to meet at least four times per year and met six times during 2002. The Audit Committee is comprised of directors who are independent of the management of National City and are free of any relationship that would interfere with their exercise of independent judgment as committee members. The Audit Committee has the oversight responsibility for the independent auditor and the general auditor. The Audit Committee provides assistance to the board of directors in fulfilling its responsibility to stockholders, potential stockholders, and the investment community relating to corporate accounting and reporting practices of National City, effectiveness of its internal control structure and procedures for financial reporting, and compliance with designated laws and regulations. The Audit Committee also approves, engages and has sole authority to terminate the independent auditor. In so doing, the Audit Committee maintains free and open communications among the directors, the independent auditors, the general auditor, and the management of National City. The members of the Audit Committee are Messrs. Barfield, Broadhurst, Evans, Paul and Tatar. Mr. Broadhurst is chairman.

The Compensation and Organization Committee. Information regarding the functions performed by the Compensation and Organization Committee and its membership are set forth in the "Report of Compensation and Organization Committee" included in this Proxy Statement. The Compensation and Organization Committee (the "Compensation Committee") meets on the call of its chairman and met five times during 2002. The Compensation Committee considers matters relating to compensation policy and compensation of senior officers of National City and its subsidiaries and makes recommendations to the board of directors of National City on matters relating to succession management and organization of senior executive management. Under the terms of each of National City's 1989 Stock Option Plan, as amended and restated, 1993 Stock Option Plan, as amended and restated, 1997 Stock Option Plan, as amended and restated, and 2001 Stock Option Plan, as amended and restated (collectively, the "Stock Option Plans"), the Compensation Committee is authorized to grant stock options to officers and key employees of National City and its subsidiaries. The Compensation Committee also determines participants for the Long-Term Incentive Compensation Plan for Senior Officers, the Retention Plan for Executive Officers and the Management Incentive Plan for Senior Officers and establishes the peer group for the Management Incentive Plan and the Long-Term Incentive Compensation Plan. The Compensation Committee may also determine those employees who are eligible to receive awards of restricted stock under the National City Corporation 1997 Restricted Stock Plan, as amended and restated, (the "1997 Restricted Stock Plan") and the National City Corporation 2002 Restricted Stock Plan (the "2002 Restricted Stock Plan"). The members of the Compensation Committee are Messrs. Broadhurst, Brown, Collins, Connor, Gorman, Ormond, and Shaheen. Mr. Collins is chairman.

The Executive Committee. The Executive Committee meets on the call of its chairman but did not meet during 2002. The Executive Committee is empowered to exercise all powers and perform all duties of the board of directors of National City as permitted by applicable law when the board is not in session. The members of the Executive Committee are Messrs. Daberko, Barfield, Brown, Collins, Ormond, Paul, Tatar and Weiss. Mr. Daberko is chairman.

The Investment Committee. The Investment Committee meets on the call of its chairperson and met three times during 2002. The Investment Committee is empowered to oversee investments and interest rate risk management. The members of the Investment Committee are Ms. Austin Crayton, Dr. Thornton and Messrs. Paul, Tatar and Weiss. Ms. Austin Crayton is the chairperson.

The Nominating and Board of Directors Governance Committee. The Nominating and Board of Directors Governance Committee meets on the call of its chairman and met three times during 2002. The Nominating and Board of Directors Governance Committee nominates director candidates for election by stockholders, and advises and makes recommendations to the board of directors of National City with respect to (i) nominations to fill vacancies on the board of directors, (ii) director compensation, charters for and appointments to committees of the board of directors and (iii) other issues of corporate governance. Stockholders may submit the name of a possible nominee no less than 60 calendar days prior to the Annual Meeting to the Secretary of National City, in conformity with the procedures in the First Restatement of By-Laws, as amended and the Secretary will arrange for that person to be given consideration by the Nominating and Board of Directors Governance Committee. A copy of the By-Laws may be obtained from the Secretary of National City at the address on the first page of this Proxy Statement. The members of the Nominating and Board of Directors Governance Committee are Messrs. Barfield, Brown, Gorman, Shaheen and Weiss and Ms. Austin Crayton. Mr. Barfield is chairman.

The Public Policy Committee. The Public Policy Committee meets on the call of its chairperson and met twice during 2002. The Public Policy Committee has responsibility to oversee the various policies and programs of National City as they relate to its relationships with employees, regulatory agencies, governments, charitable organizations and the general public. The members of the Public Policy Committee are Dr. Thornton and Messrs. Barfield, Broadhurst, Connor and Evans. Dr. Thornton is chairperson.

Compensation of Directors

Members of the board of directors of National City who are not employees of National City, or any of its subsidiaries, receive a yearly retainer, payable in quarterly installments, and a fee for each meeting of the board of directors, and of each committee thereof that they attend. The yearly retainer is $25,000*. The fee for attendance at any board of directors meeting or any committee meeting that is scheduled for a day other than a day on which there is scheduled a meeting of the full board of directors is $2,000. The fee for attendance at any committee meeting where such meeting is scheduled on the same day as a scheduled meeting of the board of directors is $1,000. For the year 2002, each non-officer chairperson of a committee of the board of directors, other than the Audit Committee received an annual retainer of $5,000 paid in quarterly installments. Effective for the third quarter of 2002 and thereafter, each Audit Committee member shall be paid an annual retainer of $5,000 and the chairperson of the Audit Committee shall be paid an annual retainer of $10,000, paid in quarterly installments. Under a plan for the deferred payment of directors' fees, a director may elect to have the payment of fees deferred until later years.

Each member of the board of directors of National City upon becoming a director is awarded 2,000 shares of National City Common, subject to transfer restrictions under the 1997 Restricted Stock Plan, and/or the 2002 Restricted Stock Plan. For the year 2002, each director re-elected to the board of directors was awarded 1,200 shares of National City Common subject to transfer restrictions under the 1997 Restricted Stock Plan, or the 2002 Restricted Stock Plan, whichever is applicable. The restrictions on such shares of National City Common expire at the earlier of the individual director's death, disability or the date that is nine months after the date of the award.

For the year 2002, the National City Board of Directors Long-Term Incentive Compensation Plan provided for an annual award ranging from zero to a maximum of $48,000 for each non-employee director. The actual award is based on National City's position, as of December 31 of each year, in the peer group for the three-year plan cycle then ending under the National City Long-Term Incentive Compensation Plan for Senior Officers. The award is credited to a deferred compensation account for the benefit of the non-employee director and is "invested" in phantom units of National City Common. The award credited to the non-employee director accounts for the three-year plan cycle ending December 31, 2002 was $40,800 based on a fourth place finish in the Peer Group (as defined on page 18) comparison.

Compensation Committee Interlocks and Insider Participation

Robert G. Siefers, Vice Chairman of National City, is a director of Manor Care, Inc. Paul A. Ormond, Chairman, President and Chief Executive Officer of Manor Care, Inc., is a member of the board of directors of National City and the Compensation and Organization Committee of the board of directors.

Stockholder Action

1. ELECTION OF DIRECTORS

Directors are elected to serve until the next Annual Meeting and until their respective successors are duly elected and qualified. It is intended that shares represented by proxies, unless contrary instructions are given, will be voted for the election of the nominees listed on the following pages as directors whose number is equal to the total authorized number of directors. Although management does not expect that any nominee will be unavailable for election, in the event that vacancies unexpectedly occur, the shares will be voted for substitute nominees, if any.

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* Each individual director who is not an employee of National City, or any of its subsidiaries, and is a member of the board of directors of a subsidiary may receive compensation from the subsidiary for his or her responsibilities at that subsidiary.

The 15 nominees for election to the board of directors of National City are identified on the following pages. All of the nominees are presently directors of National City and, except for Bernadine P. Healy, M.D., all nominees were elected at the last Annual Meeting. One of the incumbent directors, Sandra Austin Crayton, will not continue as a director after the Annual Meeting. The following material contains biographical information concerning each of the nominees, including their positions and offices with National City, other directorships, current age, the sum of the number of shares of National City Common beneficially owned and National City Common share equivalents owned as of December 31, 2002 and their recent employment through the date of this Proxy Statement. Unless otherwise indicated, the nominee has sole voting and investment power with respect to National City Common shown to be owned by him or her.

Vote By Stockholders

The election of directors requires a plurality of the votes of the shares of National City Common present in person or represented by proxy and entitled to vote for the election of directors at the Annual Meeting.

NOMINEES FOR ELECTION AS DIRECTORS



JON E. BARFIELD, Chairman and President of The Bartech Group, Inc., a provider of contract employment and related staffing services. Director of Tecumseh Products Company, Granite Broadcasting Corporation and BMC Software, Inc. Director of National City since 1998; chairman of the Nominating and Board of Directors Governance Committee and member of the Executive, the Audit and the Public Policy Committees. Age 51. Shares of National City Common owned: 29,217.



JAMES S. BROADHURST, Chairman and Chief Executive Officer of Eat'n Park Hospitality Group, Inc., a chain of family restaurants and a provider of contract dining services. Director of National City since 1996; chairman of the Audit Committee and member of the Compensation and Organization and the Public Policy Committees. Age 59. Shares of National City Common owned: 28,902 including options for 4,000 shares of National City Common.



JOHN W. BROWN, Chairman, President and Chief Executive Officer of Stryker Corporation, a manufacturer of surgical and medical products. Director of Stryker Corporation. Director of National City since 1998; member of the Compensation and Organization, the Nominating and Board of Directors Governance and the Executive Committees. Age 68. Shares of National City Common owned: 45,146.



DUANE E. COLLINS, Chairman of Parker Hannifin Corporation, a durable goods manufacturer. Director of Parker Hannifin Corporation, The Sherwin-Williams Company and MeadWestvaco Corporation. Director of National City since 1995; chairman of the Compensation and Organization Committee and member of the Executive Committee. Age: 66. Shares of National City Common owned: 43,020.



CHRISTOPHER M. CONNOR, Chairman and Chief Executive Officer of The Sherwin-Williams Company, a global producer in the paint and coatings industry. Director of National City since 2002; member of the Compensation and Organization and the Public Policy Committees. Age: 46. Shares of National City Common owned: 5,825.



DAVID A. DABERKO, Chairman of the Board and Chief Executive Officer of National City. Director of OMNOVA Solutions Inc. and Marathon Oil Corporation. Director of National City since 1988; chairman of the Executive Committee. Age 57. Shares of National City Common owned: 2,812,803 including options for 2,112,129 shares of National City Common.



DANIEL E. EVANS, Retired Chairman of the Board of Bob Evans Farms, Inc., a restaurant and food products company. Director of Bob Evans Farms, Inc. and The Sherwin-Williams Company. Director of National City since 1993; member of the Public Policy and the Audit Committees. Age 66. Shares of National City Common owned: 21,734.



JOSEPH T. GORMAN, Retired Chairman of the Board of TRW Inc. a provider of advanced technology products and services. Prior to 2001, Chairman and Chief Executive Officer of TRW Inc. Director of ALCOA Inc., Imperial Chemical Industries plc and The Procter & Gamble Company. Director of National City since 2000; member of the Compensation and Organization and the Nominating and Board of Directors Governance Committees. Age: 65. Shares of National City Common owned: 20,851.



BERNADINE P. HEALY, M.D., Medicine and Health Columnist and Senior Writer, U.S. News & World Report. Prior to 2002, President and Chief Executive Officer of the American Red Cross, a provider of humanitarian services to people in need. Professor of Medicine and Dean of Ohio State University College of Medicine from 1995 to 1999. Director of Ashland, Inc., Invacare Corporation, The Progressive Corporation, and Medtronic, Inc. Previously a director of National City from 1995 to 2001 and 1989 to 1990. Age 58. Shares of National City Common owned: 11,358.



PAUL A. ORMOND, Chairman, President and Chief Executive Officer, of Manor Care, Inc., a provider of long-term care, skilled nursing, and rehabilitative services. Director of Manor Care, Inc. Director of National City since 1999; member of the Compensation and Organization and the Executive Committees. Age 53. Shares of National City Common owned: 26,818.



ROBERT A. PAUL, President and Chief Executive Officer of Ampco-Pittsburgh Corporation, a manufacturer of engineered equipment and steel products. Director of National City since 1996; member of the Audit, the Executive and the Investment Committees. Age 65. Shares of National City Common owned: 1,577,058.



GERALD L. SHAHEEN, Group President of Caterpillar Inc., a manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. Director of Aquila, Inc. Director of National City since 2001; member of the Compensation and Organization and the Nominating and Board of Directors Governance Committees. Age: 58. Shares of National City Common owned: 5,529.



JEROME F. TATAR, Retired Chairman of MeadWestvaco Corporation, a global producer of packaging, coated and specialty paper, consumer and office products and specialty chemicals. Director of MeadWestvaco Corporation and Robbins & Myers, Inc. Director of National City since 1998; member of the Audit, the Executive and the Investment Committees. Age 56. Shares of National City Common owned: 18,069.



JERRY SUE THORNTON, Ph.D. President of Cuyahoga Community College, a provider of post-secondary education. Director of OfficeMax, Inc., RPM, Inc., Applied Industrial Technologies Inc. and American Greetings Corporation. Director of National City since 2001; chairperson of the Public Policy Committee and member of the Investment Committee. Age: 56. Shares of National City Common owned: 13,129.



MORRY WEISS, Chairman and Chief Executive Officer of American Greetings Corporation, a greeting card manufacturer. Director of American Greetings Corporation. Director of National City since 1993; member of the Executive, the Investment and the Nominating and Board of Directors Governance Committees. Age 62. Shares of National City Common owned: 34,836.

The board of directors of National City unanimously recommends a vote FOR the slate of directors.

Beneficial Ownership

As of December 31, 2002, National City had outstanding one class of equity securities as defined in Rule 13d-1 of the General Rules and Regulations under the Securities and Exchange Act of 1934 (the "Exchange Act"), National City Common.

Beneficial ownership of National City Common, for purposes of the ownership disclosures, has been determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, under which Rule a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power in respect of such securities or has the right to acquire beneficial ownership within 60 days. Accordingly, the amounts shown do not purport to represent beneficial ownership for any purpose other than as set forth under such Rule. Further, beneficial ownership as determined in this manner does not necessarily bear on the economic incidence of ownership of National City Common.

As of December 31, 2002, to the knowledge of National City, no person or firm, except National City beneficially owned more than 5% of the then outstanding National City Common. As of December 31, 2002, no individual director, nominee or officer beneficially owned more than 5% of the then outstanding National City Common. For purpose of this disclosure, the amount of outstanding National City Common is the aggregate number of shares of National City's Common actually outstanding on such date plus an amount equal to the aggregate amount of National City's Common which could be issued upon the exercise of stock options by such person or firm at that date. Beneficial ownership of National City's Common includes, as of such date, those shares which could have been acquired by the exercise of stock options within 60 days and, for purposes of this disclosure, those shares held for the benefit of such officers in the National City Corporation Savings and Investment Plan Trust.

As of December 31, 2002, to the knowledge of National City, only National City beneficially owned more than 5% of the outstanding National City Common. As of December 31, 2002 National City owned 59,146,517 shares of National City's Common which constituted 9.67% of the outstanding National City Common on that date. These shares are held in various fiduciary capacities through National City's wholly owned banking subsidiaries, primarily National City Bank, National City Bank of Michigan/Illinois, National City Bank of Pennsylvania, National City Bank of Kentucky and National City Bank of Indiana. Of the 32,094,617 shares of National City Common as to which National City, through its subsidiaries, had, as of December 31, 2002, voting authority, it had sole voting authority as to 31,141,326 of those shares and shared voting authority as to the remainder. Of the 56,378,211 shares as to which National City, through its subsidiaries, had, as of December 31, 2002, investment authority, it had sole investment authority as to 42,659,744 of those shares, and shared investment authority as to the remainder. Included in the aggregate number of shares held as to which National City had, as of December 31, 2002, sole voting and investment authority were 5,015,808 shares held under the National City Non-Contributory Retirement Trust.

The following table sets forth the beneficial security ownership of all stockholders known to National City to be the beneficial owner of more than five percent of National City Common.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Ownership(1)	(4) Percent of Class
Common Stock	National City Corporation 1900 East Ninth Street Cleveland, Ohio 44114	59,146,517	9.67%

(1) No listed beneficial owner is known to have had, as of December 31, 2002 the right to acquire beneficial ownership, as specified in Rule 13d-3(d)(1) under the Exchange Act of any shares of National City Common.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the Exchange Act, National City's directors, certain officers, and persons beneficially owning more than 10% of any class of National City's equity securities registered pursuant to Section 12 of the Exchange Act, are required to report, within specified due dates, their initial ownership in any class of National City's equity securities and all subsequent acquisitions, dispositions or other changes in beneficial ownership in such securities, if and to the extent reportable events occur that require reporting by such due dates. National City is required to describe in this Proxy Statement whether it has knowledge that any person required to file such a report may have failed to do so in a timely manner. In this regard, to the knowledge of National City, based solely on the review of copies of reports furnished to National City by its directors and executive officers pursuant to Rule 16a-3 promulgated pursuant to the Exchange Act, and on written representations that no other reports were required during the period ending December 31, 2002, all of National City's directors and officers satisfied such filing requirements in full, except that Messrs. Barfield, Collins, Connor, Gorman, MacDonald, Ormond, Paul, Siefers, Weiss, Ms. Austin Crayton and Dr. Thornton each made one late filing. Mr. MacDonald inadvertently missed reporting a gift of 507 shares to a charitable foundation, and Mr. Siefers inadvertently missed reporting a gift of 700 shares. The other inadvertent late filings pertained to director fees earned during the third quarter of 2002 that were deferred pursuant to the National City Corporation Plan for Deferred Payment of director fees and credited to a phantom National City Common stock fund on October 1, 2002. In addition, Mr. Ondercik reported six gifts and five sale transactions reflecting eight reports inadvertently omitted in prior years.

Ownership Guidelines

The board of directors of National City established stock ownership guidelines for directors at its February 26, 1996 meeting. The guidelines recommend that within three years of becoming a director each director beneficially own at least 12,000 shares of National City Common. Both direct and indirect equity ownership are considered as owned shares for the purpose of this guideline.

The following table sets forth, as of December 31, 2002, the beneficial ownership of National City Common (including shares with respect to which the following persons have the right to acquire beneficial ownership within 60 days after such date) by (a) each director and nominee of National City, (b) the chief executive officer and the four other most highly compensated executive officers of National City and (c) all directors and executive officers of National City as a group, as of December 31, 2002:

BENEFICIAL SECURITY OWNERSHIP OF MANAGEMENT

Title of Class	Name of Beneficial Owner	Amount of Shares Beneficially Owned	Percent of Class	Share Equivalents Held in Deferred Compensation Plans	Total Shares & Share Equivalents Beneficially Held
Common Stock	Jon E. Barfield	14,877	*	14,340	29,217
Common Stock	James S. Broadhurst	24,125	*	4,777	28,902
Common Stock	John W. Brown	40,897	*	4,249	45,146
Common Stock	Duane E. Collins	21,525	*	21,495	43,020
Common Stock	Christopher M. Connor	3,022	*	2,803	5,825
Common Stock	Sandra Austin Crayton	11,406	*	27,265	38,671
Common Stock	David A. Daberko	2,808,996	*	3,807	2,812,803
Common Stock	Daniel E. Evans	16,957	*	4,777	21,734
Common Stock	Joseph T. Gorman	14,236	*	6,615	20,851
Common Stock	Bernadine P. Healy, M.D.	11,358	*	0	11,358
Common Stock	Jon L. Gorney	637,494	*	0	637,494
Common Stock	William E. MacDonald III	922,704	*	0	922,704
Common Stock	Paul A. Ormond	15,525	*	11,293	26,818
Common Stock	Robert A. Paul	1,540,525	*	36,533	1,577,058
Common Stock	Peter E. Raskind	349,449	*	0	349,449
Common Stock	Gerald L. Shaheen	3,264	*	2,265	5,529
Common Stock	Robert G. Siefers	1,318,051	*	4,879	1,322,930
Common Stock	Jerome F. Tatar	14,515	*	3,554	18,069
Common Stock	Jerry Sue Thornton, Ph.D.	3,292	*	9,837	13,129
Common Stock	Morry Weiss	19,345	*	15,491	34,836
Common Stock	Directors and Executive Officers of National City as a Group	13,359,132	2.2%	266,037	13,625,169

* The percent of National City Common beneficially owned is less than 1%.

2. SELECTION OF INDEPENDENT AUDITOR

The Board of Directors of National City believes it appropriate to submit for action by the stockholders of National City, the ratification of the Audit Committee's selection of Ernst and Young LLP, independent auditor, as auditor for National City for the year 2003. The firm and its predecessors have served as independent auditor for National City since its inception in 1973. In the opinion of the Audit Committee of the board of directors of National City, the reputation, qualifications and experience of the firm make appropriate its reappointment for 2003. A representative of Ernst and Young LLP is expected to be present at the Annual Meeting with the opportunity to make a statement if such representative desires to do so and is expected to be available to respond to appropriate questions.

Adoption by Stockholders

The proposal for the ratification of the Audit Committee's selection of Ernst & Young LLP as independent auditor requires for its adoption the favorable vote of the holders of shares of National City Common, representing at least a majority of the shares of National City Common present in person or represented by proxy and entitled to vote on the matter at the Annual Meeting.

The board of directors of National City unanimously recommends a vote FOR the ratification of the Audit Committee's selection of Ernst & Young LLP.

REMUNERATION OF EXECUTIVE OFFICERS
AND TRANSACTIONS WITH MANAGEMENT — NATIONAL CITY

Executive Compensation

(a) ***Compensation.*** The following table sets forth, together with certain other information, the compensation earned during the fiscal year ended December 31, 2002 by (i) David A. Daberko, the Chief Executive Officer, and (ii) the four other most highly compensated executive officers of National City and its subsidiaries.

SUMMARY COMPENSATION TABLE

| | | Annual Compensation | | | Long-Term Compensation | | | |
| | | | | | Awards | | Payouts | |
Name and Principal Position	Year	Salary($)	Bonus ($)(1)	Other Annual Comp($)(2)	Restricted Stock Award(s) ($)(1)(3)	Securities Underlying Options/ SARs(#)	LTIP Payouts($)	All Other Comp ($)(4)
D. A. Daberko .... Chairman of the Board and Chief Executive Officer	2002 2001 2000	$1,000,000 $1,000,000 $ 998,333	$1,000,000 $ 750,000 $ 400,000	$45,001 $40,929 $52,745	$1,134,820 $1,388,821 $ 764,750	394,557 447,431 566,256	$849,527 $566,517 $611,644	$100,884 $103,334 $ 85,203
R. G. Siefers .... Vice Chairman	2002 2001 2000	$ 700,000 $ 691,667 $ 645,833	$2,390,760 $1,449,120 $ 721,500	$36,053 $10,024 $10,305	$ 300,000 $ 0 $ 0	327,899 332,632 364,334	$461,834 $297,667 $306,133	$ 69,380 $ 64,964 $ 54,573
W. E. MacDonald III ..... Vice Chairman	2002 2001 2000	$ 550,000 $ 533,333 $ 443,333	$ 625,944 $1,076,719 $ 369,000	$13,348 $13,613 $10,906	$ 779,890 $ 0 $ 0	200,000 249,695 150,000	$346,044 $154,850 $148,587	$ 54,011 $ 53,719 $ 34,296
P.E. Raskind(5) .... Executive Vice President	2002 2001 2000	$ 384,375 $ 370,833 $ 116,667	$ 537,000 $ 473,608 $ 350,000	$ 4,196 $31,686 $ 9,719	$1,000,000 $ 0 $ 965,500	100,424 88,303 200,000	$148,396 $ 55,569 $ 0	$ 31,697 $ 8,625 $ 0
J. L. Gorney .... Executive Vice President	2002 2001 2000	$ 380,000 $ 375,833 $ 352,500	$ 510,150 $ 517,923 $ 262,700	$ 5,769 $ 6,350 $ 6,182	$1,000,000 $ 0 $ 476,500	100,919 150,170 100,000	$188,416 $121,505 $129,387	$ 38,074 $ 33,036 $ 28,888

(1) Bonuses include cash and deferred awards made under the National City Corporation Management Incentive Plan for Senior Officers. D.A. Daberko and W.E. MacDonald III will receive a portion of their Management Incentive Plan award in the form of restricted stock. The value of the restricted stock granted to D.A. Daberko and W.E. MacDonald III as payment of their Management Incentive Plan award was $1,134,820 and $479,890, respectively. The restrictions on the restricted stock granted in lieu of cash awards to participants in the Management Incentive Plan lapse one year after grant date. For 2002 the Management Incentive Plan award for D.A. Daberko will be 40,821 shares and for W.E. MacDonald III, 17,262 shares. In addition to the award made to R.G. Siefers pursuant to the National City Corporation Management Incentive Plan for Senior Officers, R.G. Siefers was granted a one-time special cash bonus of $1,000,000 in recognition of his efforts in managing National City's Bank Stock Fund that has recognized significant gains over the past several years.

(2) Amounts reimbursed during the respective year for payment of certain taxes. Amounts for P.E. Raskind for the years 2000 and 2001 include relocation expenses of $6,050 and $20,815, respectively.

(3) As of December 31, 2002:

　D.A. Daberko had 100,689 shares of restricted stock having a value, as of December 31, 2002, of $2,750,823;

　R.G. Siefers had 14,300 shares of restricted stock having a value, as of December 31, 2002, of $390,676;

　W.E. MacDonald III had 16,100 shares of restricted stock having a value, as of December 31, 2002, of $439,852;

　P.E. Raskind had 50,000 shares of restricted stock having a value, as of December 31, 2002, of $1,366,000; and

　J.L. Gorney had 31,400 shares of restricted stock having a value, as of December 31, 2002, of $857,848.

　The named executive officers receive dividends on their restricted stock at the same rate and frequency as all stockholders of National City.

(4) All Other Compensation includes the matching component of the Executive Savings Plan and the Savings and Investment Plan, and the value of premiums paid by National City in connection with split dollar insurance contracts; but does not include retirement compensation costs as these are not readily calculable. For the year 2002, each of the named executive officers was credited with the following matching amount under the Savings and Investment Plan: D.A. Daberko, $6,325; R.G. Siefers, $6,325; W.E. MacDonald III, $6,325; P.E. Raskind, $6,325, and J.L. Gorney, $6,325. The named executive officers were credited with the following matching amount under the Executive Savings Plan during the year 2002: D.A. Daberko, $67,850; R.G. Siefers, $47,150; W.E. MacDonald III, $36,800; P.E. Raskind, $25,372; and J.L. Gorney, $25,070. All Other Compensation also includes the following amounts equal to the value of the premiums paid by National City in connection with life insurance policies issued pursuant to the Split Dollar Life Insurance Agreements between National City and the following named executive officers during 2002, respectively, as applicable: D.A. Daberko, $26,709; R.G. Siefers, $15,905; W.E. MacDonald III, $10,886; and J.L. Gorney, $6,679. The premiums paid by National City prior to June 30, 2002 in connection with the life insurance policies issued pursuant to such Split Dollar Life Insurance Agreements generally will be recovered in full by National City upon the cancellation or purchase by a named executive officer of any such life insurance policy or the payment of any death benefits under any such life insurance policy. The Split Dollar Life Insurance Agreement has been replaced by a company paid life insurance program.

(5) P.E. Raskind was hired August 31, 2000.

(b) **Options.** The following table provides information on option grants in fiscal year 2002 to the named executive officers.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

	Individual Grants				
Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year (3)	Exercise of Base Price ($/sh)	Expiration Date	Grant Date Present Value ($) (4)
D.A. Daberko	69,557(2)	0.67%	$32.230	7/22/06	$ 431,573(d)
	325,000(1)	3.11%	$27.480	7/23/12	$1,633,905(c)
R.G. Siefers	102,899(2)	0.99%	$32.930	6/20/10	$ 610,109(b)
	225,000(1)	2.15%	$27.480	7/23/12	$1,131,165(c)
W.E. MacDonald III	200,000(1)	1.91%	$27.480	7/23/12	$1,005,480(c)
P.E. Raskind	35,424(2)	0.34%	$30.840	10/23/10	$ 196,706(a)
	65,000(1)	0.62%	$27.480	7/23/12	$ 326,781(c)
J.L. Gorney	35,919(2)	0.35%	$32.930	6/20/10	$ 212,971(b)
	65,000(1)	0.62%	$27.480	7/23/12	$ 326,781(c)

(1) 3,638 of the options granted are incentive stock options. The balance of the options granted are non-qualified stock options. One half of each option grant becomes exercisable one year after the date of the grant and the remainder becomes exercisable on the second anniversary of the grant. A further restriction is placed on the exercise of the incentive stock options such that the maximum number of shares of National City Common which become initially available for purchase in any calendar year shall be limited to that number of shares the aggregate exercise price of which does not exceed $100,000. Rights to Additional Options as defined under either the National City Corporation 1997 Stock Option Plan, as amended and restated, or the National City Corporation 2001 Stock Option Plan, as amended and restated ("Additional Options"), are attached to each stock option and Additional Options will be granted upon exercise, subject to certain provisions, if the exercise price or the related tax obligation is paid using shares of National City Common owned by the optionee.

(2) Options are Additional Options. Additional Options are granted at the market price of National City Common on the date the original option was exercised and become exercisable 6 months after the date of grant. They have a contractual term equal to the remaining term of the original option.

(3) National City granted options including Additional Options representing 10,422,884 shares to employees during 2002.

(4) In accordance with Securities and Exchange Commission rules, the Black-Scholes pricing model was used to estimate the grant date present value. The following table lists the assumptions used to calculate the grant date present value.

	Grant Date	Expected Volatility	Expected Dividend Yield	Risk-Free Interest Rate	Expected Life (years)
(a)	4/29/02	25.93%	4.22%	3.92%	5
(b)	6/20/02	25.93%	4.22%	3.92%	5
(c)	7/23/02	26.05%	3.84%	3.45%	5
(d)	8/20/02	26.42%	3.84%	3.89%	5

16

The following table sets forth the stock options exercised by each of the named executive officers during the fiscal year ended December 31, 2002 and the December 31, 2002 value of all unexercised options held by the named executive officers.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

Name	Shares Acquired on Exercise(#)	Value Realized($)(1)	Number of Securities Underlying Unexercised Options/SARs at 12/31/02 Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options/SARs at 12/31/02(2) Exercisable/ Unexercisable
D.A. Daberko	136,246	$1,606,018	2,042,572/544,557	$4,366,730/$0
R.G. Siefers	147,193	$2,225,190	1,063,215/337,500	$ 90,045/$0
W.E. MacDonald III	32,918	$ 423,919	663,940/300,000	$1,873,235/$0
P.E. Raskind	47,040	$ 542,371	149,572/95,000	$ 447,885/$0
J.L. Gorney	59,501	$ 905,163	452,643/97,500	$ 80,153/$0

(1) The "Value Realized" is equal to the difference between the option exercise price and the market price of National City Common on the date of exercise multiplied by the number of shares acquired.

(2) The "Value of Unexercised In-The-Money Options/SARs at 12/31/02" is equal to the difference between the option exercise price and National City Common's closing price on December 31, 2002 of $27.32 multiplied by the number of shares that can be acquired by the respective option.

The following table provides information on the awards of long-term incentive plan participation during the fiscal year ended December 31, 2002.

LONG-TERM INCENTIVE PLAN — AWARDS IN LAST FISCAL YEAR

Name	Number of Shares, Units or Other Rights(#)(1)	Performance or Other Period Until Maturation or Payout(2)	Estimated Future Payouts under Non-Stock Price-Based Plans(3) Threshold ($)	Target ($)	Maximum ($)
D.A. Daberko	N/A	December 31, 2005	300,000	500,000	1,000,000
R.G. Siefers	N/A	December 31, 2005	180,637	301,061	602,122
W.E. MacDonald III	N/A	December 31, 2005	141,929	236,548	473,096
P.E. Raskind	N/A	December 31, 2005	77,416	129,026	258,052
J.L. Gorney	N/A	December 31, 2005	73,545	122,575	245,150

(1) The Long-Term Plan grants cash awards based on a percentage of the individual's base pay. No shares or other rights are granted.

(2) The Long-Term Plan is based on a three-year cycle starting January 1, 2003 and ending December 31, 2005. Messrs. Daberko, Siefers, MacDonald, Raskind and Gorney were each awarded the opportunity to participate in the next three-year cycle. Payouts occur only at the end of the cycle.

(3) The payout is based on National City's total return to its stockholders over the three-year cycle as compared to the total return to stockholders of a peer group of comparable financial services companies. Payouts are made on a basis of a percentage of the average base pay for the three-year cycle for each participant. Base pay was assumed to increase at the rate of 4% per year for all executives except Mr. Daberko, whose base pay was assumed to remain constant, and that annual increases would occur on March 1 of each year of the Plan Cycle.

The value of benefits paid or furnished by National City in 2002 to the named executive officers, other than those included in the preceding tables, are less than the amounts required to be disclosed pursuant to the Securities and Exchange Act.

17

REPORT OF COMPENSATION AND ORGANIZATION COMMITTEE

National City believes that its stockholders should be provided information about executive compensation that is easily understood and consistent with the Securities and Exchange Commission's proxy disclosure rules on executive compensation.

The information provided enables stockholders to understand executive officer compensation and its relationship to National City's performance during 2002. National City welcomes stockholder comments or suggestions on whether the disclosure objectives have been met. Please send any comments to the Secretary, National City Corporation, 1900 East Ninth Street, Cleveland, Ohio 44114.

Compensation Philosophy

National City's compensation philosophy recognizes that employees are key to delivering the products and quality services that enable National City to be a premier provider of diversified financial services. Employee compensation opportunities are one tool National City uses to align employee performance with business objectives, pursuant to the following principles:

- Focus on performance of the organization;

- Promote achievement of business unit objectives;

- Reward identifiable and measurable individual contributions, including the continuous development and assessment of current and future leadership;

- Reinforce the link with stockholder value creation through appropriate use of employee equity ownership; and

- Design compensation opportunities to be externally competitive and internally equitable.

These principles result in National City maintaining a diversified compensation platform that delivers rewards based on the achievement of planned results, motivates employees toward the achievement of individual, business unit, and corporate objectives, and broadly links employee rewards with stockholder outcomes.

Executive Compensation Principles

Executive officers generally receive a compensation package that consists of base pay, annual bonus and long-term incentive with each element being structured to support National City's compensation philosophy. In making executive compensation decisions, the Committee actively considers factors that address both performance in delivering annual results as well as broader contributions to the long-term competitiveness of the organization.

Certain aspects of each compensation element are formed with regard to the practices of a peer group of comparable financial service companies (the "Peer Group"). The Compensation Committee regularly reviews the members of this group and selects those to be included. All of the National City Peer Group companies are included in the KBW50 Total Return Index.

National City's base pay offering is the foundation of the compensation package for executive officers. Base pay is generally maintained to be both consistent with the practices of the Peer Group, and to reflect the strategic importance of National City key executives. The base pay offering enables National City to attract and retain key executives.

Annual bonus opportunities are generally established with respect to Peer Group practices, and annual awards are delivered in response to individual, business unit, and corporate financial achievements. Corporate financial targets are established with regard to stockholder interests, and reflect such components as earnings per share, growth in earnings per share and return on equity, with each component being measured either in absolute terms or in relative terms as compared to the Peer Group. The Compensation Committee establishes all financial metrics and the Peer Group.

Long-term incentive opportunities for executive officers consist of both cash-based and equity-based awards. Cash-based opportunities are provided to those executives whose services are critical to National City's overall business results. Long-term awards are provided to encourage executive retention and motivation and are paid in response to National City's long-term corporate objectives such as relative stockholder return over a rolling three-year period and leadership development. The Compensation Committee establishes the Peer Group companies used for making relative comparisons.

Equity-based long-term awards are used to link a significant portion of each executive officer's compensation opportunity to the value realized by National City stockholders. National City uses stock options and restricted stock as the primary delivery devices for equity-based awards. Options are granted with an exercise price of not less than the fair market value of National City Common on the grant date. The number of shares granted to each executive officer is determined with respect to Peer Group practices, general trends in the financial services industry, and with regard to National City's strategic priorities. Executives only receive value under these awards if the fair market value of National City Common increases. National City maintains a policy of not repricing options. Restricted stock awards are used either to attract and retain key executives, or as a distribution vehicle for executive officer annual bonuses. Delivering bonuses in restricted stock promotes stability of results and encourages the ongoing creation and maintenance of stockholder value.

National City believes that it is in the best interest of stockholders to retain as much flexibility as possible, now and in the future, with respect to the design and administration of the compensation plans that determine cash-based and equity-based compensation for executive officers. National City does, however, recognize the constraints imposed on this flexibility by Section 162(m) of the Internal Revenue Code, which disallows a tax deduction for non-exempted compensation in excess of $1,000,000 to key executives. National City's compensation plans are currently structured to minimize the non-exempted compensation in excess of the limitation for deduction by National City established by Section 162(m). In the event that the limitation is exceeded, the Compensation Committee determines whether the compensation in excess of the limitation will be paid in cash or deferred until a later time.

National City maintains stock ownership guidelines for executive officers. These guidelines are maintained in order to strengthen the link between long-term corporate performance and executive rewards.

Individual stock ownership targets were established in 1996 and are based on a multiple of the executive's base salary mid-range. The guidelines are applicable to executives participating in the National City Corporation Long-Term Incentive Compensation Plan for Senior Officers and select other executive officers of National City or its major subsidiaries. Ownership guidelines are currently in place for 74 executives. The ownership guidelines as of December 31, 2002 for the named executive officers and their current holdings are as follows:

Stock Ownership Guidelines for the Named Executive Officers

	Guidelines	Shares Owned
David A. Daberko	118,918 shares	700,674 shares
Robert G. Siefers	75,676 shares	259,715 shares
William E. MacDonald III	75,676 shares	258,764 shares
Peter E. Raskind	52,028 shares	138,107 shares
Jon L. Gorney	52,028 shares	184,851 shares

The executives have three years from the date they become subject to the stock ownership guidelines to meet the guidelines. Both direct and indirect forms of ownership are recognized in achieving the guidelines. Direct ownership will be in the form of shares of National City Common owned. Indirect ownership includes deferred compensation invested in National City Common share equivalents, restricted stock and 401(k) funds invested in the National City Corporation Common Stock Fund. For the fiscal year ended December 31, 2002, each named executive officer exceeded his stock ownership guideline.

National City's executive compensation principles support a diverse compensation platform which motivates employees toward the achievement of individual, business unit, and corporate objectives; delivers rewards based on the achievement of planned results; and broadly links employee rewards with stockholder outcomes.

Compensation Committee's Review of Chief Executive Officer's Compensation

Mr. Daberko, National City's Chairman and Chief Executive Officer, has 34 years of service with National City Corporation. He has served as Chairman and Chief Executive Officer since July 1995 when he was promoted from President and Chief Operating Officer. For 2002, Mr. Daberko's total compensation was $4,029,348. This figure represents an increase of 8% from the compensation level paid to Mr. Daberko for 2001.

The compensation package offered to Mr. Daberko is structured and delivered according to National City's executive compensation principles. For 2002, this package consists of base pay, annual bonus, tax reimbursements, long-term cash-based incentives, and long-term equity-based incentives.

Mr. Daberko did not receive a salary increase in 2002.

For services rendered in 2002, Mr. Daberko received an annual bonus award of $2,134,820 of which $1,134,820 will be paid in the form of restricted stock. The aggregate award represents a $4,001 or 0.2% decrease from the annual bonus awarded to Mr. Daberko for services rendered during 2001. The 2002 annual bonus was based on select financial results for National City during 2002, including but not limited to earnings per share, return on assets, return on equity and the overhead ratio. The annual bonus awarded to Mr. Daberko for 2002 was paid in response to National City's aggregate revenue and earnings per share accomplishments and relative financial performance as compared to a Peer Group of comparable financial services companies. Peer Group Companies were selected in advance by the Compensation Committee.

Mr. Daberko received a cash-based award under National City's Long-Term Incentive Plan during 2002. This award was paid in response to National City's total stockholder return over the three-year period as compared to the total stockholder return for each company in a Peer Group of comparable financial services companies as selected by the Compensation Committee prior to the start of the three-year period. Based on this measure for the three-year period commencing January 2000 and ending December 2002, Mr. Daberko received an award of $849,527 for National City's final rating of fourth place.

Mr. Daberko also received equity-based long-term awards under National City's stock option program. For 2002, Mr. Daberko received options to purchase 325,000 shares of National City Common with an exercise price of $27.48 per share (the market price per share of National City Common on the day of grant). This award was formulated with regard to practices of a Peer Group of comparable financial services companies and was made in order to continue to link a significant portion of Mr. Daberko's total compensation opportunity to stockholder returns. The Compensation Committee did not consider the number of options held by Mr. Daberko in making this award, except for ensuring that the option plan limits were not exceeded. In addition, Mr. Daberko received Additional Options during 2002 by surrendering previously owned shares of National City Common to exercise stock options with the Additional Option feature. These Additional Options have an exercise price equal to the market price at the time of the exercise of the original award.

National City posted record revenue and earnings per share for 2002 in a challenging economic environment. In particular, National City's consumer lending and mortgage related businesses delivered strong results. Activities undertaken to enhance long-term results included other technology developments aimed at improving access to information and services, the rollout of new products, leadership development and the continued refinement of the customer champion brand promise. The cash compensation paid to Mr. Daberko during 2002 reflected the effects of these initiatives.

Compensation Committee
Duane E. Collins, Chairman
James S. Broadhurst
John W. Brown
Christopher M. Connor
Joseph T. Gorman
Paul A. Ormond
Gerald L. Shaheen

Set forth below is a line graph comparing the five-year cumulative total return of National City Common, based on an initial investment of $100 on December 31, 1997 and assuming reinvestment of dividends, with that of the Standard & Poor's 500 Index (the "S&P 500") and the KBW50 Index (the "KBW50"). The KBW50 is a market-capitalization-weighted bank stock index developed and published by Keefe, Bruyette & Woods, Inc., a nationally recognized brokerage and investment banking firm specializing in bank stocks. The index is composed of fifty of the nation's largest banking companies.

Five-Year Cumulative Total Return
12/97 - 12/02
National City vs. S&P 500 and KBW50



	1997	1998	1999	2000	2001	2002
National City	100.00	113.23	76.79	98.28	104.00	101.14
S&P 500	100.00	128.52	155.53	141.36	124.63	97.16
KBW50	100.00	108.28	104.52	125.48	120.32	111.87

DISCLOSURE OF EQUITY COMPENSATION PLAN INFORMATION
AS OF DECEMBER 31, 2002

The following table provides information on all existing Stock Option Plans and Restricted Stock Plans as of December 31, 2002.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders[1]	54,803,509	$27.05	22,443,809
Equity compensation plans not approved by stockholders[2]	699,400	$14.69	0
Total	55,502,909	$26.89	22,443,809

(1) Includes all outstanding National City Stock Option Plans and National City Restricted Stock Plans and additional plans that were assumed in various acquisitions. These additional plans are the Central Indiana Bancorp Option Plan, the Integra Financial Corporation Employee Stock Option Plan, the Integra Financial Corporation Non-Employee Directors Stock Option Plan, the First of America Corporation 1987 Stock Option Plan, and the First of America Bank Corporation Directors Stock Compensation Plan with outstanding options of 7,880, 31,000, 4,000, 1,364,043 and 10,446, respectively, and a weighted-average exercise price of $10.53, $10.07, $15.77, $17.48, and $22.80, respectively. The options in these additional plans were exercisable as of December 31, 2002.

(2) In 1995, National City granted options for a total of 5.6 million shares of National City Common to purchase common stock at the market price of the common stock on the date of grant to all eligible employees in commemoration of National City's 150th anniversary. The options became exercisable to the extent of 33% per year beginning two years from the date of grant. As of December 31, 2002, all of these options were exercisable.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees National City's financial reporting process on behalf of the board of directors. Management has primary responsibility for the financial statements, reporting processes and system of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements included in National City's Annual Report on Form 10-K with management, which included a discussion of the selection of appropriate accounting principles, reasonableness of significant judgments, and clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent auditor, which is responsible for expressing an opinion on the fair presentation of National City's audited financial statements in accordance with generally accepted accounting principles, its judgment as to National City's selection of appropriate accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent auditor the auditor's independence from management and National City, including the matters contained in the auditor's written report required by the Independence Standards Board, and considered the compatibility of non-audit services with the auditors' independence.

The Audit Committee discussed with National City's internal and independent auditor the overall scope and plans for their respective audits. The Audit Committee meets with the internal and independent auditor, with and without management present, to discuss the results of their examinations, their evaluations of National City's internal controls, and the overall quality of National City's financial reporting.

The Audit Committee has recommended to the board of directors (and the board of directors has approved) that the audited financial statements be included in National City's Annual Report on Form 10-K for the year ended December 31, 2002 for filing with the Securities and Exchange Commission. The Audit Committee has retained Ernst & Young LLP as National City's independent auditor for 2003.

James S. Broadhurst, Chairman
Jon E. Barfield
Daniel E. Evans
Robert A. Paul
Jerome F. Tatar

January 23, 2003

Audit Fees

The aggregate fees billed by Ernst & Young LLP for the annual audit of National City's consolidated financial statements for the fiscal year ended December 31, 2002 and the reviews of the quarterly reports on Form 10-Q for the same fiscal year were $2.4 million.

All Other Fees

The aggregate fees billed by Ernst & Young LLP for other services for the fiscal year ended December 31, 2002 were $3.4 million, including audit-related services of $0.9 million and nonaudit services of $2.5 million. Audit-related services principally relate to pension and subsidiary audits required by law or regulation, accounting advisory services and SEC registration statements. Nonaudit services relate to tax advisory and compliance services.

DESCRIPTION OF NATIONAL CITY'S COMPENSATION AND BENEFIT PLANS

Savings Plan. The National City Savings and Investment Plan (the "Savings Plan") is a qualified salary reduction and profit-sharing plan within the meaning of Section 401(k) of the Internal Revenue Code. Under the Savings Plan as amended, all eligible employees (generally, an eligible employee is one who has completed one month of continuous service and is 21 years of age or older) of National City and its adopting subsidiaries may participate in the Savings Plan by directing their employers to make Before-Tax Contributions (as defined in the Savings Plan) to the Savings Plan Trust (the "Trust") for their accounts and to reduce their compensation by an equal amount. Subject to certain exceptions, contributions may be directed in any whole percentage between 1% and 13% (effective January 1, 2003 between 1% and 20%) of the employee's base compensation and certain variable pay including overtime pay, bonuses, commissions, incentive compensation and other forms of special compensation paid in cash. Participants who have completed one year of continuous service shall also be eligible to receive Matching Employer Contributions on the basis of their Before-Tax Contributions made after that date as described herein. The employers make contributions to the Trust ("Regular Matching Employer Contributions") in an amount equal to the Regular Matching Employer Contribution percentage then in effect (the Regular Matching Employer Contribution percentage is currently an amount equal to 115% of the first 6% of such an employee's pay contributed as a Before-Tax Contribution).

Amounts contributed to the Savings Plan may be invested in certain investment choices. The portion of the Savings Plan invested in the National City Corporation Common Stock investment fund thereunder constitutes an Employee Stock Ownership Plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code. Before-Tax Contributions and Matching Employer Contributions are fully vested at all times.

Executive Savings Plan. Effective January 1, 2003, National City adopted the amended and restated National City Executive Savings Plan (the "Executive Savings Plan"), in the form of a non-qualified salary reduction profit-sharing plan, similar to the Savings Plan. The Executive Savings Plan is to supplement the Savings Plan with respect to employee Before-Tax Contributions and the attendant Matching Employer Contributions which by reason of an individual's annual compensation or service would not be otherwise allowed because of the annual maximum limit of the Internal Revenue Code or because of the application, under the Internal Revenue Code, of actual deferral percentage testing against prohibited excessive deferrals by highly compensated employees. The Executive Savings Plan is substantially similar to the Savings Plan as to amounts of employee Before-Tax Contributions and Matching Employer Contributions; provided, however that for 2003 Matching Employer Contributions under the Executive Savings Plan are limited to $6,900.

Participants in the Executive Savings Plan are limited to those key officers of National City or its subsidiaries who may be designated from time to time by the Compensation Committee. The benefits of the Executive Savings Plan are without regard to any limitation imposed by the Internal Revenue Code, or any other applicable law limiting the amount payable under a qualified plan (such as the Savings Plan), and represent unfunded general obligations of National City. Portions of such benefits are subject to certain provisions for forfeiture as set forth in the Executive Savings Plan.

Directors of National City or its subsidiaries who are not also employees of National City or its subsidiaries are not eligible to participate in the Savings Plan or the Executive Savings Plan.

Long-Term Plan. The National City Corporation Long-Term Incentive Compensation Plan (the "Long-Term Plan") focuses upon providing superior returns to stockholders of National City and measures National City's total return to its stockholders against the total returns to stockholders of a peer group of banking companies. The measurement of total return includes dividends paid plus changes in the market value of National City Common Stock. The measurement over a three-year period is intended to focus on the long-term performance of National City linking senior management's compensation to the total stockholder return during the period.

The Long-Term Plan is administered by the Compensation Committee. Each year begins a new three-year cycle. The awards can range up to 100% of an individual participant's average annual base salary during the cycle for the chief executive officer of National City and up to a lesser percentage for other senior executive officers selected to participate under the Long-Term Plan. The amount of the award earned is dependent upon the total stockholder return during the cycle in comparison with the total stockholder return of the Peer Group. The Peer Group is established prior to the beginning of the cycle by the Compensation Committee. All of the banking companies in the Peer Group at this time are included in the KBW50 used in the performance chart appearing under the caption "Stockholder Return Performance."

Amounts awarded under the Long-Term Plan may be in cash, in unfunded future benefits or a combination thereof. With the exception of a cash award, awards are not funded, but simply remain contractual liabilities of National City and are subject to payment upon the recipient's termination of employment with National City or its subsidiaries. Generally, these unfunded benefits, together with earnings thereon are payable to the participant during employment not less than one year after request for payment or after termination of employment to a participant, his beneficiary or estate as a one-time payment or on an installment basis over ten years. Unfunded future benefits awards are considered as invested as directed by the recipient from time to time in funds available under the National City Deferred Compensation Plan and are subject to the gains or losses on those investments.

In the event of a change in control of National City, the Long-Term Plan provides that all the performance cycles shall terminate. The Long-Term Plan provides that if such change in control occurs, then each of the three-year performance cycles then existing shall terminate as of the date of change in control, National City's total stockholder return during each of the abbreviated performance cycles shall be deemed to have reached that level at which the participant in the Long-Term Plan would be entitled to be awarded his or her maximum award, and the award for each cycle shall be apportioned based upon the number of full months from the beginning of the performance cycle to the premature cycle termination date divided by 36.

Directors of National City or its subsidiaries who are not also employees of National City or its subsidiaries are not eligible to participate in the Long-Term Plan.

Management Incentive Plan for Senior Officers. The National City Corporation Management Incentive Plan for Senior Officers (the "Management Incentive Plan") focuses on both annual goals achieved by individual participants and the annual operating results achieved by National City. Under the Management Incentive Plan, each calendar year is a separate "plan cycle". Participants who are senior officers of National City are selected by the Compensation Committee prior to the commencement of each plan cycle. All other participants for a plan cycle are selected by National City's chief executive officer.

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The Management Incentive Plan, which is administered by the Compensation Committee, allows for the granting of two types of awards: Individual Awards and Corporate Awards. Individual Awards may be granted to a participant based upon the participant's individual contribution and business unit performance during the plan cycle. No participant who is, during a plan cycle, the chief executive officer of National City or one of National City's other named executive officers for that plan cycle may be paid an Individual Award for that plan cycle. Individual Awards are determined by comparing actual individual and business unit achievements during a plan cycle to established objectives for that plan cycle.

Corporate Awards, which may be granted to any participant, are based upon National City's performance with respect to key financial indices, the identity and relative weight of which are determined by the Compensation Committee. The performance may be relative to pre-established goals, the performance of a peer group established by the Compensation Committee, or any other objective standard established by the Compensation Committee. The key financial indices will consist of a variety of financial ratios that are frequently used by financial corporations to measure profitability and overall operating performance. The particular indices to be used for a given plan cycle and the relative weight to be given to each of the indices are determined by the Compensation Committee. The Compensation Committee may in its discretion reduce the Corporate Award payable to any participant notwithstanding the attainment of any performance goal.

Amounts awarded under the Management Incentive Plan may be in cash, in unfunded future benefits, in restricted stock (as hereinafter described under the caption ''Restricted Stock Plans'') or in a combination thereof. With the exception of a cash award and restricted stock, awards are not funded, but simply remain contractual liabilities of National City and are subject to payment upon the recipient's termination of employment with National City or its subsidiaries. Generally, these unfunded benefits, together with earnings thereon are payable to the participant during employment not less than one year after request for payment or after termination of employment to a participant, his beneficiary or estate as a one-time payment or on an installment basis over ten years. Unfunded future benefit awards are considered as invested as directed by the recipient from time to time in funds available under the National City Deferred Compensation Plan and are subject to the gains or losses on those investments.

In the event of a change in control, the Management Incentive Plan provides that each participant will be paid at the effective time of the change in control the maximum benefit the participant is entitled to receive under the Management Incentive Plan.

Directors of National City or its subsidiaries who are not also employees of National City or its subsidiaries are not eligible to participate in the Management Incentive Plan.

Retention Plan for Executive Officers. The purpose of the Retention Plan for Executive Officers (the ''Retention Plan'') was to focus on management succession, management retention and bridging competitive market place shortfalls. Plan awards build loyalty to National City by providing an incentive to those key executives who are primarily responsible for National City's profitability and success.

The Retention Plan is administered by the Compensation Committee and serves as a non-qualified plan providing deferred compensation. Participation in the Retention Plan was limited to those senior officers of National City who, by nature and scope of their positions were materially responsible for the management, growth, and overall success of National City as determined by the Compensation Committee.

Participation in the Retention Plan was determined by the Compensation Committee prior to the period of time during which a participant rendered services in order to become vested in his or her award. No Retention Plan Awards have been made since February 26, 2001 and no new Retention Plan Awards will be made in the future. Each performance period and vesting period was established by the Compensation Committee in connection with the grant of each award pursuant to the Retention Plan.

The amount of the incentive compensation that will be awarded to a participant is expressed as a dollar amount and vests based on the vesting schedule established by the Compensation Committee when granted, if not vested earlier by another vesting event. The vested portion of a participant's accumulated award is distributed in either a single distribution or in installments over a period of years commencing after the termination of the participant's employment with National City and its subsidiaries.

Amounts awarded under the Retention Plan are not funded, but simply remain contractual liabilities of National City and are subject to payment upon the participant's termination of employment with National City and its subsidiaries.

Each participant's account is credited as of the last day of each calendar year with an investment credit. The investment credit is determined by multiplying the annual yield on a 10-year constant maturity U.S. Treasury Security, as published in the Federal Reserve Statistical Release, for the last active trading day in the calendar year times the average daily balance in the participant's account for that year. In the event that the security or publication becomes unavailable, the Compensation Committee will have the discretion to select a comparable reference for purposes of determining the investment credit.

Upon a change in control, all accumulated awards will become 100% vested. Award payments will not be accelerated following a change in control unless the Compensation Committee acts to have the accumulated awards paid during the first February following the effective date of the change in control.

Directors of National City or its subsidiaries who are not also employees of National City or its subsidiaries are not eligible to participate in the Retention Plan.

Stock Option Plans. National City has in effect the 1989 Stock Option Plan, as amended and restated, the 1993 Stock Option Plan, as amended and restated, the 1997 Stock Option Plan, as amended and restated, and the 2001 Stock Option Plan, as amended and restated (the "Stock Option Plans"). Each of the Stock Option Plans has substantially similar provisions and generally provides for the granting of options to purchase shares of National City Common, the options being either non-qualified options or options that are intended to qualify as Incentive Stock Options under Section 422 of the Internal Revenue Code. Under the Stock Option Plans, no options may be granted at less than 100% of the market value of National City Common on the date of the grant of the option. Stock option awards are based on current individual performance. Previous awards are not considered except for assuring that plan maximums are not exceeded.

Directors of National City or its subsidiaries who are not also employees of National City or its subsidiaries are not eligible to receive options under the Stock Option Plans.

Restricted Stock Plans. National City has in effect the Amended and Second Restated 1991 Restricted Stock Plan (the "1991 Restricted Stock Plan"), the 1997 Restricted Stock Plan, as amended and restated (the "1997 Restricted Stock Plan") and the 2002 Restricted Stock Plan, together the "Restricted Stock Plans". Each of the Restricted Stock Plans has substantially similar provisions. The purpose of the Restricted Stock Plans is to provide alternative means of compensation and to promote the long-term profitability and success of National City by providing equity interests and equity-based incentives in National City to key employees and members of the board of directors of National City.

The Restricted Stock Plans are administered by the Compensation Committee. Generally, the Restricted Stock Plans provide for the granting of shares of restricted National City Common ("Restricted Stock") to a recipient and restricting that recipient's rights to transfer the shares for a specific period of time. During that restricted period, those shares are subject to substantial risk of forfeiture. To the extent the recipient forfeits his interest in the Restricted Stock, he or she will have no rights in the Restricted Stock forfeited.

Since April 22, 2001 no new shares of Restricted Stock are eligible to be awarded pursuant to the 1991 Restricted Stock Plan. Under the Restricted Stock Plans, awards of Restricted Stock may be made to any regular employee of National City (including employees who are members of the board of directors) or any of its subsidiaries and to the directors of National City who are not employees of National City or its subsidiaries ("Director Awards").

Other than directors who also are officers of National City, each individual who is first elected or appointed to the board of directors will be awarded 2,000 shares of Restricted Stock subject to transfer restrictions. In addition, each director who is reelected or reappointed as a director of National City will be awarded 1,200 shares

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of Restricted Stock. The restrictions on the Director Awards do not expire until the earlier of the individual director's death, disability, or nine months after the date of the award.

Each of the Restricted Stock Plans provides that upon a change in control of National City (as defined in the Restricted Stock Plan), all restrictions thereunder will lapse and be of no further force or effect and that National City shall cause all outstanding Restricted Stock held under the Restricted Stock Plans to be exchanged for shares of National City Common free of any such restrictions.

Agreements Not to Compete. Mr. Daberko and Mr. MacDonald have entered into agreements not to compete with National City. Pursuant to these agreements Mr. Daberko and Mr. MacDonald have agreed not to compete with National City for a period of eighteen months following the termination of their employment. As compensation for these non-compete agreements each of Mr. Daberko and Mr. MacDonald will be paid at the end of their non-compete period a sum equal to 50% of their respective highest total compensation earned during any of the last five full calendar years each of them was employed by National City. Total compensation includes base pay, the total award for the individual earned pursuant to the Management Incentive Plan and any amounts awarded the individual for a plan cycle ending in such calendar year pursuant to the Long Term Plan.

Severance and Employment Agreements. National City recognizes that, as is the case at most companies, the possibility of a change in control exists. Accordingly, National City desires to assure itself of both present and future continuity of management and wishes to ensure that its senior executive officers and other key employees ("Executives") continue to remain in the employ of National City by entering into severance pay agreements with certain Executives of National City. The severance agreements were entered into upon the recommendation of the Compensation Committee and the forms of the agreement were approved by the board of directors. The agreements become immediately operative upon a change in control.

The severance agreements provide that upon termination of employment with National City, a subsidiary, or a successor to National City within three years following a change in control, unless the termination is because of death, permanent disability, or cause, the Executive will be entitled to severance compensation. The severance agreements also provide that following a change in control, the Executive may terminate his own employment with National City or a subsidiary with the right to severance compensation during the period commencing with the occurrence of the change in control and continuing until the earliest of (i) the third anniversary of the occurrence of the change in control, (ii) death, or (iii) attainment of age 65 and upon the occurrence of one or more certain additional events. For 22 Executives, the severance agreements also provide that in the event of a change in control, the Executive may terminate his employment with National City or any subsidiary for any reason during the thirty-day period immediately following the first anniversary of the first occurrence of a change in control without cause with the right to severance compensation.

The severance compensation will be a lump-sum payment in an amount equal to three times the sum of (i) base pay at the highest rate in effect for any period prior to the termination date plus (ii) incentive pay in an amount equal to not less than the highest aggregate annual bonus, incentive, or other payments of cash compensation made or to be made in regard to services rendered in any calendar year during the three calendar years immediately preceding the year in which the change in control occurs. For thirty-six months following the termination, National City will arrange to provide the Executive with employee benefits that are welfare benefits substantially similar to those which the Executive was receiving or was entitled to receive immediately prior to the termination date and such thirty-six month period will be considered service with National City for the purpose of determining service credits and benefits due and payable under National City's various retirement benefit plans.

National City has agreed to bear the expense of any and all legal fees incurred by any Executive associated with the interpretation, enforcement, or defense of his rights under the severance agreements.

Retirement Plans. The National City Non-Contributory Retirement Plan (the "Retirement Plan") is a qualified, non-contributory defined benefit plan, and the pension trust is tax exempt under the Internal Revenue Code. The Retirement Plan presently covers substantially all regular employees of National City and those subsidiaries of National City that have adopted the Retirement Plan when such employees have completed 1,000 hours of service in a 12-month period (normally the first 12 months of employment), provided they have attained age 21.

Under the Retirement Plan's cash balance formula, participants receive monthly pay credits to their cash balance accounts. The pay credits are equal to a percentage (between 3% and 8%) of the participant's earnings, depending upon the participant's age and years of service. Under the cash balance formula, a participant's earnings are defined to mean generally all non-deferred compensation paid to such participant including overtime and commissions. Participants also receive monthly interest credits to their cash balance accounts. The rate at which interest is credited is based upon the annual yield of a 30-year U.S. Treasury security for September of the preceding year.

Generally upon reaching the normal retirement age of 65, with five or more years of vesting service, a participant in the Retirement Plan is entitled to receive, monthly for life, a basic benefit (less certain deductions specified in the Retirement Plan). This basic benefit is determined by converting the participant's cash balance account to an equivalent monthly annuity amount.

A participant may retire at any time after age 55 with 10 or more years of vesting service. The early retirement benefit is calculated in the same manner as the retirement benefit and is based upon the value of the participant's cash balance account at the date such early retirement benefit commences.

Certain participants who were participants in the Retirement Plan prior to January 1, 1999, or who were participants in another retirement plan, which was merged into the Retirement Plan, may be entitled to certain additional or transitional benefits as specified in the Retirement Plan.

The Internal Revenue Code places limits on the amount of annual benefits which may be paid to any participant by the pension trust of the Retirement Plan.

National City adopted a supplemental cash balance retirement plan ("Supplemental Cash Balance Plan") for those key officers of National City or its affiliates who may be designated from time to time by the Compensation Committee. The Supplemental Cash Balance Plan is to supplement the Retirement Plan with respect to an individual's earnings which, by reason of the annual maximum limit on compensation or the limit of annual benefits payable under the Internal Revenue Code, would not be recognized under the Retirement Plan. The Supplemental Cash Balance Plan is substantially similar to the Retirement Plan as to the formula for calculating pay credits and interest credits thereunder.

In the event of a change in control of National City, the Supplemental Cash Balance Plan provides for the vesting of all accrued benefits. Benefits under the Supplemental Cash Balance Plan are paid from the general revenues of National City and have no effect on the existing pension trust fund. Such benefits are subject to certain provisions for forfeiture as set forth in the Supplemental Cash Balance Plan.

National City also maintains a supplemental retirement plan ("Supplemental Plan") to supplement the pension payments under the Retirement Plan for those certain senior officers of National City and its subsidiaries who may be designated from time to time by the Compensation Committee. Individuals may not participate in both the Supplemental Cash Balance Plan and the Supplemental Plan. Payments under the Supplemental Plan are paid from the general revenues of National City and have no effect on the existing pension trust fund.

PENSION PLAN TABLE

Remuneration	Years of Service					
	10 Years	15 Years	20 Years	25 Years	30 Years	35 Years
$ 25,000	$ 3,125	$ 4,687	$ 6,250	$ 7,812	$ 9,375	$ 10,937
50,000	6,800	10,200	13,600	17,000	20,400	23,800
100,000	15,550	23,325	31,100	38,875	46,650	54,425
200,000	33,050	49,575	66,100	82,625	99,150	115,675
400,000	68,050	102,075	136,100	170,125	204,150	238,175
600,000	103,050	154,575	206,100	257,625	309,150	360,675
800,000	138,050	207,075	276,100	345,125	414,150	483,175
1,000,000	173,050	259,575	346,100	432,625	519,150	605,675
2,000,000	348,050	522,075	696,100	870,125	1,044,150	1,218,175
3,000,000	523,050	784,575	1,046,100	1,307,625	1,569,150	1,830,675
4,000,000	698,050	1,047,075	1,396,100	1,745,125	2,094,150	2,443,175

Retirement benefits in excess of those provided under the qualified Retirement Plan are paid to those officers who are participating through a nonqualified Supplemental Plan.

The Supplemental Plan's purpose is to augment an individual's retirement income. Under the Supplemental Plan formula in effect prior to July 1, 2002, upon reaching normal retirement age of 65, each participant in the Supplemental Plan was entitled to receive monthly for life a basic benefit (less certain deductions specified in the plan) based upon the sum of (1) the average of the participant's highest 60 consecutive months of base compensation earned during the last 120 months of active employment plus (2) the average of the participant's 5 highest awards received under the Management Incentive Plan during the last 10 years of active employment preceding retirement (together "Final Average Earnings"), without regard to the limits on compensation or annual benefits payable under the Internal Revenue Code. The annual basic benefit was equal to the sum of (a) $1\frac{1}{4}\%$ times the employee's Final Average Earnings not in excess of "Covered Compensation", plus (b) $1\frac{3}{4}\%$ times the employee's Final Average Earnings in excess of "Covered Compensation", and such sum multiplied by the number of years of benefit service, but not more than 35 years. "Covered Compensation", which is computed pursuant to government regulations, generally is based upon the average of the wage base covered by Social Security during an employee's assumed 35-year work experience.

The Supplemental Plan was amended and restated effective July 1, 2002 to be substantially similar to the Retirement Plan as to the formula for calculating pay credits and interest credits thereunder, but without regard to the limits on compensation or annual benefits payable under the Internal Revenue Code. A minimum benefit is established under the Supplemental Plan for Participants who were in the Supplemental Plan immediately preceding July 1, 2002 ("Prior Plan"). The minimum benefit equals the benefit under the Prior Plan; provided, however, that for purposes of calculating the minimum benefit, Final Average Earnings shall be capped at an amount equal to the sum of the Participant's base pay for 2001 plus his Award under the Management Incentive Plan payable in 2002. Participants who were in the Prior Plan, but had not attained age 55 as of July 1, 2002 are eligible for transitional pay credits equal to 9%. These credits are in lieu of any transitional pay credits otherwise applicable under the Retirement Plan.

Participants in the Prior Plan were credited with an opening account balance. The opening account balance was based on the Participant's accrued benefit under the Prior Plan as of July 1, 2002, calculated using the vesting service as of July 1, 2002 (or projected to age 55, if greater) and a benefit commencement age of 62 (or current age, if greater). The estimated total annual benefits, as determined under the Supplemental Plan's cash balance formula, payable upon retirement at age 65 for the chief executive officer of National City and each of the four other named executive officers in the Summary Compensation Table are as follows: David A. Daberko $1,630,896, Robert G. Siefers $989,364, William E. MacDonald III $695,436, Peter E. Raskind $575,040, and Jon L. Gorney $636,528. Estimated benefits have been projected assuming (a) 3% annual salary increases, (b) future annual bonuses equal to the participant's target level, and (c) an interest crediting rate of 4.76%.

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Supplemental Plan benefits are reduced by amounts payable under the Retirement Plan plus amounts payable under any corporate program which is deemed to be another offset program to the Supplemental Plan, as determined by the Compensation Committee.

Participants in the Prior Plan will receive the greater of the cash balance benefit or the minimum benefit defined by the Supplemental Plan. Mr. Daberko, Mr. Siefers, Mr. MacDonald, Mr. Raskind, and Mr. Gorney may be entitled to benefits under the minimum benefit formula. The table above shows the estimated annual benefits payable under the minimum benefit formula.

Vesting occurs at age 55 and benefits are payable upon retirement or death. The Supplemental Plan also provides supplemental disability benefits. The annual supplemental disability benefit is equal to 60% of the participant's base pay at the time of the disability less designated offsets.

In the event of a change in control of National City, the Supplemental Plan provides for the vesting of all accrued benefits. Benefits under the Supplemental Plan are paid from general revenues of National City and have no effect on the existing pension trust fund.

Assuming retirement at age 65 under the Retirement Plan, the number of years of benefit service under the Supplemental Plan for the chief executive officer of National City and each of the four other named executive officers in the Summary Compensation Table would be: David A. Daberko, 35 years; Robert G. Siefers, 35 years, William E. MacDonald III, 35 years, Peter E. Raskind, 21 years, and Jon L. Gorney, 35 years.

Grantor Trust. A trust has been established to hold assets in the case of a change in control for the payment of benefits for unfunded deferred compensation for executives under the Management Incentive Plan, the Long-Term Plan, the Supplemental Plan, the Executive Savings Plan, and certain life insurance agreements.

STOCKHOLDER PROPOSALS

Under the Securities and Exchange Commission rules, holders of National City Common who wish to make a proposal to be included in National City's Proxy Statement and Proxy for National City's 2004 Annual Meeting of Stockholders must cause such proposal to be received by National City at its principal office not later than November 13, 2003. Each proposal submitted should be accompanied by the name and address of the stockholder submitting the proposal, the number of shares of National City Common owned, and the dates those shares were acquired by the stockholder. If the proponent is not a stockholder of record, proof of beneficial ownership should also be submitted. The proponent should also state his or her intention to continue to hold the securities through the date of the 2004 Annual Meeting of Stockholders and appear at National City's 2004 Annual Meeting, either in person or by representative, to present the proposal. The proxy rules of the Securities and Exchange Commission govern the content and form of stockholder proposals and the minimum stockholding requirement. All proposals must be a proper subject for action at National City's 2004 Annual Meeting.

Under National City's First Restatement of By-Laws, as amended, for business to be properly requested to be brought before an annual meeting of stockholders, the Secretary of National City must receive from the stockholder a notice in writing of such request not less than 60 days prior to the annual meeting. In addition, the stockholder must be a stockholder of record of National City at the time of giving such notice and be entitled to vote at such annual meeting. National City's 2004 Annual Meeting of Stockholders unless changed, is scheduled to be held April 27, 2004, in Cleveland, Ohio. A copy of the By-Laws may be obtained from the Secretary of National City at the address on the first page of this Proxy Statement.

TRANSACTIONS WITH MANAGEMENT

Certain of National City's directors, executive officers and associates of directors or executive officers were customers of or had various transactions with National City and its subsidiaries in the ordinary course of business in 2002. These transactions cover a wide range of banking and trust services, both personal and corporate. Without exception, all services were provided to the directors, executive officers and their associates at market rates consistent with published fee schedules. Similar additional transactions may be expected to take place in the ordinary course of business in the future. Although various laws and regulations governing National City and its subsidiaries allow National City and its subsidiaries to make loans to a limited extent to its executive officers, all loans and loan commitments and sales of commercial paper involving executive officers, directors or their affiliates were made on substantially the same terms, including interest rates and collateral, as those prevailing at that time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or other unfavorable features.

VOTING

A quorum of a majority of the issued and outstanding National City Common is required for the transaction of business by stockholders at the Annual Meeting. The election of directors requires a plurality of the votes of the shares present in person or represented by proxy and entitled to vote for the election of directors at the Annual Meeting. The approval of the ratification of the Audit Committee's selection of Ernst & Young LLP as independent auditor for 2003 requires the favorable vote of the holders of shares of National City Common representing at least a majority of the shares of National City Common present in person or represented by proxy and entitled to vote on the matter at the Annual Meeting. Abstentions are counted for the purposes of determining the number of shares which are present in person or represented by proxy at the Annual Meeting. Consequently, an abstention has the same effect as a vote against a proposal, as each abstention is one less vote in favor of the proposal. Under the New York Stock Exchange rules, absent timely client voting instructions, brokers are authorized to exercise discretionary voting authority on certain routine proposals such as the election of directors, and the ratification of the Audit Committee's selection of Ernst & Young LLP as independent auditor. Shares that are not voted on proxies returned by brokers will not be counted in respect of the Annual Meeting for purposes of determining the number of shares present in person or represented by proxy and will thus have no impact on the election of directors, or the ratification of the Audit Committee's selection of Ernst & Young LLP as independent auditor.

Methods. You may vote in person at the Annual Meeting or by proxy. This year you have three ways to vote by proxy:

1. Connect to the website on the Internet at http://www.votefast.com;

2. Call 1-800-542-1160; or

3. Sign and date the enclosed proxy and return it in the accompanying envelope.

Complete instructions for using these convenient services for voting your proxy are set forth on the proxy card accompanying this Proxy Statement. The internet and telephone services authenticate stockholders by use of a control number. Please be advised that if you choose to vote via the Internet or the telephone, you do not need to return the proxy card.

Rights. Each share of your National City Common will be tabulated as one vote. In the event you vote and subsequently change your mind on a matter, you may revoke your proxy prior to the close of voting at the Annual Meeting. You have five ways to revoke your proxy:

1. Connect to the website previously listed by 11:59 p.m. April 28, 2003 Eastern Daylight Time;

2. Call the 800 number previously listed by 11:59 p.m. April 28, 2003; Eastern Daylight Time;

3. Receipt by National City prior to the Annual Meeting of a later dated proxy;

4. Receipt by the Secretary of National City prior to the Annual Meeting of a written revocation; or

5. Vote in person at the Annual Meeting.

GENERAL

The costs of solicitation of proxies will be borne by National City. In addition to using the mails, proxies may be solicited by personal interview, telephone, and wire; and it is anticipated that banks and brokerage houses, and other institutions, nominees, or fiduciaries will be requested to forward their proxy soliciting material to their principals and to obtain authorizations for the execution of proxies. Officers and regular employees of National City or its subsidiaries, acting on its behalf, may solicit proxies personally or by telephone or wire. National City has retained Georgeson Shareholder Communication, Inc. to assist in such solicitation. The fee of Georgeson Shareholder Communication, Inc. is estimated not to exceed $10,000, plus reasonable out-of-pocket costs and expenses. National City does not expect to pay any other compensation for the solicitation of proxies, but may, upon request, pay the standard charges and expenses of banks, brokerage houses, and other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals. However, no such payment will be made to any National City subsidiaries acting through their nominees or acting as a fiduciary.

National City is not aware of any matters which may be presented for action at the Annual Meeting other than the matters herein set forth. If any other matters come before the Annual Meeting or any adjournment thereof, it is the intention of the persons named in the enclosed proxy to vote the shares represented thereby in accordance with their best judgment pursuant to the discretionary authority granted in the proxy.

By Order of the Board of Directors

DAVID L. ZOELLER
Secretary
March 13, 2003

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NATIONAL CITY CORPORATION
AUDIT COMMITTEE CHARTER

STATEMENT OF POLICY

The audit committee shall provide assistance to the board of directors in fulfilling its oversight responsibilities by reviewing the financial reports and related financial information provided by the Corporation to governmental agencies or the general public, the Corporation's system of internal controls and the effectiveness of its control structure, the Corporation's compliance with designated laws and regulations, and the Corporation's accounting, internal and external auditing and financial reporting processes. In discharging its responsibilities, the audit committee shall:

- Serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system.

- Review and evaluate the audit procedures and results of the Corporation's independent auditor and general auditor.

- Approve, engage and terminate the independent auditor.

- Review and evaluate the independent auditor's qualifications, performance and independence.

- Review, evaluate and approve any non-audit services the independent auditor may perform for the Corporation and disclose such approved non-auditor services in periodic reports to stockholders.

- Maintain free and open means of communication between the board of directors, the independent auditor, the general auditor, and the management of the Corporation.

- Maintain free and open means of communication between employees and the audit committee for the processing of complaints received by the Corporation regarding questionable accounting or auditing matters, including suspicions of fraudulent activity.

- At least annually, review and update this charter for consideration by the board of directors and perform an evaluation of the audit committee performance and function.

ORGANIZATION

The members of the audit committee shall be appointed by the board of directors and may be removed by the board of directors. The audit committee may consult or retain its own outside legal, accounting or other advisors and shall determine the degree of independence from the Corporation required from said advisors. The audit committee shall meet at least four times per year and report directly to the full board any issues that arise with respect to the quality and integrity of the Corporation's general financial performance and reporting and regulatory compliance. The audit committee may also meet periodically by itself to discuss matters it determines require private audit committee or board of directors' attention. Further, the audit committee shall meet separately with management, with the general auditor and with independent auditor. Half of the members of the audit committee shall be a quorum to transact business.

QUALIFICATIONS

The audit committee shall be composed entirely of independent directors, determined by the board of directors under the National City Corporation Corporate Governance Guidelines. The members of the audit committee, as determined by the board of directors, shall also meet the independence and financial expertise requirements of the New York Stock Exchange.

INDEPENDENT AUDITORS

The independent auditor shall be engaged by and accountable to the audit committee and the board of directors. The audit committee shall have the sole authority to engage and terminate the independent auditor, to review with the independent auditor the nature and scope of any disclosed relationships or professional services including all audit engagement fees and terms, and to take, or recommend that the board of directors take, appropriate action to ensure the continuing independence of the auditor. The audit committee shall also set clear policies and standards relating to the Corporations' hiring of employees or former employees of the independent auditor to ensure continued independence throughout.

The audit committee shall, on an annual basis, obtain from the independent auditor a written disclosure delineating all of its relationships and professional services as required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. Additionally, the audit committee will obtain and review a report of the independent auditor describing its internal quality-control procedures, material issues raised by the most recent internal quality-control review of the independent auditor or an inquiry or investigation by a governmental authority involving one or more audits carried out by the independent auditor in the preceding five years and any steps or procedures taken to deal with any such issues. After reviewing the independent auditor's report, the audit committee shall evaluate the auditor's qualifications, performance and independence. The audit committee shall consider the opinions of management and the general auditor in making such evaluation.

As required by law, the audit committee shall assure the regular rotation of the lead and concurring audit partner, and consider whether there should be a regular rotation of the auditor itself.

The independent auditor shall ascertain that the audit committee is made aware of timely report to the audit committee all necessary accounting policies and practices to be used, all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management and the risks of using such alternative treatments, and inform the audit committee of other material written communications between the independent auditor and management.

INTERNAL AUDIT

The general auditor of the Corporation shall directly report to the chairman of the audit committee, with administrative oversight provided by an appropriate executive officer of the Corporation. The audit committee will oversee the internal audit function and determine that the general auditor is establishing, maintaining and executing appropriate audit programs, policies and procedures that govern the examination and audit of the ledgers, records, procedures and operations of the Corporation and its affiliates.

FINANCIAL REPORTING OVERSIGHT

In discharging its responsibilities to oversee governmental and public reporting of financial information, the audit committee shall:

- Review and discuss the annual audited financial statements, footnotes and related disclosures included in the Corporation's annual report to stockholders and its annual report on Form 10-K with financial management, the independent auditor, and the general auditor prior to the release and filing of such documents. Review with the independent auditor the results of its annual examination of the financial statements, including their report thereon, and determine its satisfaction with the disclosures and content of the financial statements. This review shall cover discussion of all items required by generally accepted auditing standards regarding required communications with audit committees. Ascertain that the results of any internal audit activity or regulatory reports were appropriately considered in preparing the financial statements.

- Review and discuss the quarterly financial results and information with financial management, the independent auditor, and the general auditor to determine that the independent auditor does not take exception to the disclosure and content of the financial statements on Form 10-Q, to determine that the results of any internal audit activity or regulatory reports were appropriately considered in preparing the financial statements, and to discuss any other matters required to be communicated to the audit committee by the independent auditor.

- Review and discuss the types of presentation and information to be included in earnings press releases, and any additional financial information and earning guidance generally provided to analysts and rating agencies.

- Inquire of management, the general auditor, and the independent auditor about significant risks or exposures and discuss guidelines and policies to govern the steps management has taken to minimize such risk to the Corporation.

- Review and discuss the form and content of the certification documents for the quarterly reports on Form 10-Q and the annual report on Form 10-K with the general auditor, the independent auditor, the chief financial officer and the chief executive officer.

- Review the basis for the disclosures made in the annual report to stockholders under the heading Management's Report on Internal Controls regarding the control environment of the Corporation and the annual filing required under the Federal Deposit Insurance Corporation Improvement Act of 1991.

- Prepare, review and approve the annual proxy disclosure regarding the activities and report of the audit committee for the year.

National City®
Corporation

VOTE BY TELEPHONE

Have your proxy card available when you call the **Toll-Free number 1-800-542-1160** using a touch-tone telephone. You will be prompted to enter your Control Number. Please follow the simple prompts that will be presented to you to record your vote.

VOTE BY INTERNET

Have your proxy card available when you access the website **http://www.votefast.com.** You will be prompted to enter your Control Number. Please follow the simple prompts that will be presented to you to record your vote.

VOTE BY MAIL

Please mark, sign and date your proxy card and return it prior to April 28, 2003, in the **postage-paid envelope** provided or return it to: Stock Transfer Dept (NCC), National City Bank, P.O. Box 94980, Cleveland OH 44101-0900.

Vote by Telephone	Vote by Internet	Vote by Mail
Call **Toll-Free** using a	Access the **website** and	Return your proxy
Touch-Tone phone:	Cast your vote:	in the **Postage-paid**
1-800-542-1160	**http://www.votefast.com**	envelope provided

Vote 24 hours a day, 7 days a week!
Your telephone or Internet vote must be received by 11:59 p.m. eastern daylight time
on April 28, 2003 to be counted in the final tabulation.
If you vote by mail, your proxy must be received
prior to the Annual Meeting to be counted in the final tabulation.
If you vote by telephone or Internet, please do not send your proxy by mail.

Your Control Number is:

Proxy must be signed and dated below.
Please fold and detach card at perforation before mailing.

NATIONAL CITY CORPORATION   **PROXY**

This proxy is solicited on behalf of the Board of Directors for the Annual Meeting of Stockholders on April 29, 2003.

The undersigned stockholder of National City Corporation hereby appoints Thomas A. Richlovsky and David L. Zoeller and each of them, with power of substitution, proxies for the undersigned to vote all of the shares of Common Stock of National City which the undersigned is entitled to vote at the Annual Meeting of Stockholders of National City to be held on April 29, 2003 and any adjournment thereof as follows and in their discretion to vote and act upon such other business as may properly come before the meeting. The Board of Directors recommends a vote **FOR** the slate of directors and proposal 2.

UNLESS OTHERWISE INDICATED, THE PROXIES ARE INSTRUCTED TO VOTE FOR THE ELECTION OF THE NOMINEES LISTED ON THE OPPOSITE SIDE OF THIS CARD AS DIRECTORS AND FOR THE RATIFICATION OF THE AUDIT COMMITTEE'S SELECTION OF ERNST & YOUNG LLP AS INDEPENDENT AUDITOR.

_____
Signature(s)

_____
Signature(s)

Date: _____, 2003

Please sign exactly as shown hereon. When signing as a fiduciary or on behalf of a corporation, bank, trust company or other similar entity, your title of capacity should be shown.

Please fold and detach card at perforation before mailing.

NATIONAL CITY CORPORATION	PROXY

Please indicate how you wish your shares to be voted. Unless otherwise indicated, the proxies will vote FOR the slate of directors and proposal 2. **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE FOLLOWING:**

1. **ELECTION OF DIRECTORS**

Nominees:	(01) J. E. Barfield	(02) J. S. Broadhurst	(03) J. W. Brown	(04) D. E. Collins
	(05) C.M. Connor	(06) D. A. Daberko	(07) D. E. Evans	(08) J.T. Gorman
	(09) B.P. Healy	(10) P. A. Ormond	(11) R. A. Paul	(12) G. L. Shaheen
	(13) J. F. Tatar	(14) J. S. Thornton	(15) M. Weiss	

[ ]   **FOR** all nominees listed above.   [ ]   **WITHHOLD AUTHORITY** to vote for
(except as listed to the contrary below)   all nominees listed above.

To withhold authority to vote for any individual nominee, write that nominee's name or number below:

		FOR	AGAINST	ABSTAIN
2.	THE RATIFICATION OF THE AUDIT COMMITTEE'S SELECTION OF ERNST & YOUNG LLP AS INDEPENDENT AUDITOR	[ ]	[ ]	[ ]

IMPORTANT—THIS PROXY MUST BE SIGNED AND DATED ON THE REVERSE SIDE.